August 12, 2008

Mr. William Thompson

Accounting Branch Chief

Mail Stop 3561

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Synergy Pharmaceuticals, Inc. (formerly Pawfect Foods, Inc.)
Form 10-KSB for the Year Ended December 31, 2007
File No. 333-131722

Dear Mr.  Thompson,

We are in receipt of your letter dated July 21, 2008 and we agree with your comment that the Company was required to perform an assessment of internal controls over financial reporting as of December 31, 2007 and report on management’s assessment in our Annual Report on Form 10-KSB for the Year Ended December 31, 2007.

We have performed such assessment and accordingly we have amended our Form 10-KSB for the Year Ended December 31, 2007 to include management’s report on internal controls over financial reporting in Item 8A(T) as required by Regulation S-B item 307 and 308T.

Very truly yours,

/s/ Bernard F. Denoyer